SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

BANK BUILDING CORPORATION

(Name of Subject Company)

BANK BUILDING CORPORATION

(Name of Person Filing Statement)

Common Stock, No Par Value

(Title of Class of Securities)

06082P 10 2

(CUSIP Number of Class of Securities)

Worth Harris Carter, Jr.

Chairman of the Board and President

Bank Building Corporation

1300 Kings Mountain Road

Martinsville, Virginia 24112

(276) 656-1776

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and communications on Behalf of the Person Filing Statement)

With a Copy to:

Jacob A. Lutz, III, Esquire

Troutman Sanders LLP

1001 Haxall Point

Richmond, Virginia 23218-1122

(804) 697-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This recommendation to reject the tender offer on Schedule 14D-9 (together with any exhibits hereto, the “Schedule 14D-9”) relates to a tender offer by MacKenzie Patterson Fuller, LP, MPF-NY 2007, LLC, MPF Badger Acquisition Co. LLC, MPF Flagship Fund 11, LLC and MPF DeWaay Premier Fund 4, LLC (collectively, the “Offerors”) to purchase up to 79,649 shares of the outstanding common stock, no par value per share (the “Shares”), of Bank Building Corporation, Inc., a Virginia corporation (the “Company”), at a price of $5.00 per Share, subject to adjustment, between November 16, 2007 and December 21, 2007, or such other date to which the tender offer is extended (the “Offer Price”). The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Schedule 14D-9 as the “Offer.” AS DISCUSSED BELOW, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE COMPANY’S STOCKHOLDERS REJECT THE OFFER AND NOT TENDER SHARES FOR PURCHASE PURSUANT TO THE OFFER. THE EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY DO NOT INTEND TO TENDER THEIR SHARES IN THE OFFER.

Item 1.	Subject Company Information

(a)	Name and Address.

The Company’s name and the address and telephone number of its principal executive office are as follows:

Bank Building Corporation

1300 Kings Mountain Road

Martinsville, Virginia 24112

Telephone: (276) 656-1776

(b)	Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, no par value per share, of which there were 398,244 Shares outstanding as of November 16, 2007.

Item 2.	Identity and Background of Filing Person

(a)	Name and Address.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

(b)	Tender Offer.

This Schedule 14D-9 relates to the tender offer by the Offerors pursuant to which the Offerors have offered to purchase, subject to certain terms and conditions, up to 79,649 of the Company’s outstanding Shares at a cash purchase price of $5.00 per Share, less the amount of any dividends declared or made with respect to the Shares between November 16, 2007 and December 21, 2007, or such other date to which the Offer is extended. The Offer is on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO filed by the Offerors with the Securities and Exchange Commission (the “SEC”) on November 16, 2007 (together with the exhibits thereto, the “Schedule TO”). Unless the Offer is extended, it will expire on December 21, 2007.

According to the Schedule TO, the names of the Offerors are MacKenzie Patterson Fuller, LP, MPF-NY 2007, LLC, MPF Badger Acquisition Co. LLC, MPF Flagship Fund 11, LLC, and MPF DeWaay Premier Fund 4, LLC and their business address is c/o MacKenzie Patterson Fuller, LP, 1640 School Street, Moraga, California, 94556 and their telephone number is (925) 631-9100.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

The principal business activity of the Company is to acquire and develop property for lease as bank offices to Carter Bank & Trust (“Carter Bank”). At December 31, 2006 and 2005, the Company had outstanding mortgage loans with Carter Bank totaling $28,788,961 and $29,757,426, respectively. The Company is directly obligated on these loans. Principal payments on these loans were $968,464 for 2006 and $985,132 for 2005. The Company also leases branch-banking locations to Carter Bank. All five members of the Company’s Board of Directors are also members of the Board of Directors of Carter Bank. Worth Harris Carter, Jr., the Chairman of the Board and President of the Company, is also the Chairman of the Board and President of Carter Bank.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Offerors and their executive officers, directors or affiliates or (ii) the executive officers, directors or affiliates of the Company, except for (a) the potential acquisition of the Company by Carter Bank (discussed in more detail in Item 7 below), (b) lease income received from Carter Bank of $2,761,592 in 2006 and $2,641,855 in 2005 and (c) agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Security Ownership of Certain Beneficial Owners and Management,” “Executive Compensation,” “Director Compensation,” and “Certain Relationships and Related Transactions” in the Definitive Proxy Statement on Schedule 14A dated November 15, 2007, and filed with the SEC on November 16, 2007, and incorporated herein by reference. The Definitive Proxy Statement on Schedule 14A was previously delivered to all stockholders and is available for free on the SEC’s Web site at www.sec.gov.

Item 4.	The Solicitation or Recommendation

(a)	Solicitation or Recommendation.

The Board of Directors, together with Troutman Sanders LLP, its outside legal advisor (“Troutman Sanders”), and Davenport & Company LLC, its outside financial advisor (“Davenport”), thoroughly evaluated and assessed the terms of the Offer and has unanimously determined that the Offer is not in the best interests of the stockholders of the Company.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE COMPANY’S STOCKHOLDERS REJECT THE OFFER AND NOT TENDER SHARES FOR PURCHASE PURSUANT TO THE OFFER. THE EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY DO NOT INTEND TO TENDER THEIR SHARES IN THE OFFER.

(b)	Background.

On November 16, 2007, the Offeror delivered a letter to the Company, published a tombstone advertisement in the Investor’s Business Daily and filed its tender offer documents under cover of Schedule TO with the SEC announcing the commencement of the Offer.

After receipt of the Offeror’s letter, on November 16, 2007 the Company retained Troutman Sanders, its regular outside counsel, to provide legal advice with respect to the Offer.

On November 20, 2007, the Company retained Davenport to act as its financial advisor with respect to the Offer and in connection with any potential strategic transactions. The Company selected Davenport as its financial advisor because it is a recognized investment banking firm with substantial experience in transactions similar to the Offer and with banks and banking properties and because of its prior familiarity with the Company.

The Board of Directors of the Company met in Martinsville, Virginia on November 21, 2007 with one director participating telephonically. Also present at the meeting were representatives of senior management of the Company. Representatives of Troutman Sanders and Davenport participated telephonically. The Board held preliminary discussions regarding the Offer and received an overview of the applicable legal and fiduciary principles from its legal counsel and advisors. The Board discussed with management and its advisors the financial, legal and other considerations arising out of the Offerors’ proposal but determined that it needed to gather additional information in order to fully complete its analysis and to formulate a proper response. The Board scheduled its next meeting to be held on November 27, 2007.

On November 27, 2007, the Board of Directors met in Martinsville to further consider the Offer. Also present at the meeting were representatives of management of the Company, Troutman Sanders and Davenport. At the meeting, management briefly reviewed with the Board the history of the Company. Representatives of Troutman Sanders reviewed with members of the Board their fiduciary duties under Virginia law in considering and acting on the proposed Offer and possible strategic alternatives. Representatives of Davenport reviewed in detail the terms and conditions of the Offer, their preliminary financial analysis regarding the underlying value of the Company’s assets and certain strategic alternatives to the Offer. The Board carefully considered the Company’s business, financial condition, prospects, the terms and conditions of the Offer and other matters, including discussions with and presentations by management and its financial and legal advisors. Among these matters were discussions of a potential acquisition of the Company by Carter Bank which would provide the Company’s stockholders significantly more value per Share than the Offer. After extensive deliberation and consideration of alternatives, the Board unanimously determined that the Offer was not in the best interest of the Company’s stockholders and unanimously decided to recommend rejection of the Offer. The Board authorized Davenport and representatives of senior management to initiate discussions with Carter Bank regarding a potential transaction.

On November 28, 2007, representatives of the Company met with the Board of Directors of Carter Bank regarding a potential acquisition of the Company by Carter Bank, which would provide significantly more value per Share to the Company’s stockholders than the Offer would provide. The 21 disinterested members of the Board of Directors of Carter Bank (excluding the five members who are also members of the Board of Directors of the Company) authorized senior management of Carter Bank to pursue a potential acquisition of the Company.

(c)	Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the Board of Directors (1) consulted with the Company’s management, as well as Davenport, the Company’s financial advisor, and Troutman Sanders, the Company’s legal counsel; (2) reviewed the terms and conditions of the Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; and (4) evaluated various relevant and material factors in light of the Board of Director’s knowledge of the Company’s business, financial condition, portfolio of properties and future prospects.

The Board of Directors considered several factors in making its recommendation, including, without limitation, the following:

•

the Board of Directors, with the advice of Davenport, plans to pursue a potential acquisition of the Company by Carter Bank which will provide significantly more value per Share to the Company’s stockholders than the Offer;

•	the Board of Directors has significant knowledge of the value of the Company’s assets;

•

the Board of Directors engaged in extensive discussions with Davenport, the Company’s financial advisor, regarding the potential values of the Company and its Shares based on various potential future strategies;

•	the Board of Directors believes that the Offer is financially inadequate and does not fully reflect the intrinsic value of the Company for the following reasons, without limitation:

•	on November 27, 2007, Davenport provided advice to the Board of Directors that the Offer Price of $5.00 per Share is inadequate from a financial perspective to the stockholders of the Company;

•	any valuation of the Shares within the value ranges provided by Davenport would be substantially greater than the Offer Price of $5.00 per Share;

•

the Offerors’ are offering to purchase the Shares at a price of $5.00 per Share when the Offerors’ own analysis produced an estimated liquidation value of the Company of $7.81 per Share, or higher; and

•	the Offerors have stated that the Offer Price represents the lowest price that might be acceptable to stockholders consistent with Offerors’ objectives;

•

the Board of Directors believes that, given the timing of the Offer and the Offer Price, the Offer represents an opportunistic attempt to deprive tendering stockholders of the potential opportunity to realize the full value of their investment in the Company; and

•	the Offer is subject to certain conditions, many of which provide the Offerors with the sole discretion to determine whether the conditions have been met.

The foregoing discussion of the information and factors considered by the Board of Directors is not intended to be exhaustive but addresses all of the material information and factors considered by the Board of Directors in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Board of Directors did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining to recommend that stockholders reject the Offer. Such determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Board of Directors may have given differing weights to different factors. Throughout its deliberations, the Board of Directors received the advice of Davenport and Troutman Sanders, who were retained to advise the Board of Directors in connection with the Offer.

In light of the reasons considered above, the Board of Directors has unanimously determined that the Offer is not in the best interests of the Company’s stockholders. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES TO THE OFFERORS FOR PURCHASE PURSUANT TO THE OFFER. THE EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY DO NOT INTEND TO TENDER THEIR SHARES IN THE OFFER.

(d)	Intent to Tender.

To the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender Shares held of record or beneficially by such person for purchase pursuant to the Offer.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

The Company has retained Davenport as its financial advisors in connection with, among other things, the Company’s analysis and consideration of, and response to, the Offer. The Company has agreed to pay customary fees for such services. The Company also agreed to reimburse Davenport for all reasonable out-of-pocket expenses in connection with the engagement, including the reasonable fees and expenses of legal counsel and of any other consultant or advisor retained by Davenport with the prior consent of the Company. In addition, the Company has agreed to indemnify Davenport and certain related persons for any losses, claims, damages or liabilities, and any legal fees and other expenses, relating to or arising out of Davenport’s engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or any other transaction.

Item 6.	Interest in Securities of the Subject Company

On September 21, 2007, Jane Ann Davis, the Company’s Secretary and Treasurer, purchased 25 Shares at a price of $5.00 per Share in a privately negotiated transaction. No other transaction with respect to the Shares has been effected during the last 60 days by the Company or, to the Company’s best knowledge, by any other executive officer, director, affiliate or subsidiary.

Item 7.	Purposes of the Transaction and Plans or Proposals

For the reasons discussed in Item 4 above, the Board unanimously determined that the Offer is inadequate and not in the best interests of the Company and its stockholders. Additionally, the Board unanimously determined that it is in the best interests of the Company and its stockholders to pursue a potential acquisition of the Company by Carter Bank.

On November 28, 2007, the Company, in consultation with Davenport, began to undertake discussions of a potential acquisition transaction of the Company by Carter Bank. Negotiations regarding such a potential acquisition are currently underway. However, the Company has not entered into any definitive agreement, agreement in principle or signed contract with Carter Bank in response to the Offer which relates to the potential acquisition of the Company by Carter Bank and there can be no assurance that any such agreement will be reached. However, in the event a definitive agreement is entered into with Carter Bank with respect to an acquisition or other transaction the Company will promptly issue a press release announcing the terms and conditions of such agreement.

The Board of Directors has determined that disclosure with respect to the possible terms of the potential acquisition of the Company by Carter Bank might jeopardize any discussions or negotiations that the Company may conduct. Accordingly, the Board of Directors does not intend to disclose the possible terms of any such transaction or proposals until an agreement in principal relating thereto has been reached.

Except as set forth above, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation involving the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Notwithstanding the foregoing, the Board of Directors may in the future engage in negotiations in response to the Offer that could have one or more of the effects specified in the preceding paragraph. The Board of Directors has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that the Company may conduct. Accordingly, the Board of Directors does not intend to disclose the possible terms of any such transaction or proposals until an agreement in principal relating thereto has been reached or as otherwise may be required by law.

This Schedule 14D-9 does not constitute a solicitation of a proxy, consent or authorization for or with respect to any meeting of, or action by written consent by, the Company’s stockholders. Any such solicitation will be made only pursuant to a separate proxy solicitation and/or consent solicitation materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended. There can be no assurance that the Company will enter into a definitive agreement with Carter Bank or any other person or that Carter Bank or any other person will acquire the Company.

Item 8.	Additional Information

(a)	Forward Looking Statements.

Certain statements contained in this Schedule 14D-9 concerning the Company’s expectations, plans, objectives, future financial performance and other statements that are not historical facts. These statements may constitute “forward-looking statements” as defined by federal securities laws. In some cases, readers can identify the forward-looking statements by the use of words such as “may,” “ will,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative or other variations of these words, or other comparable words or phrases. These statements may address issues that involve estimates and assumptions made by management, risks and uncertainties, and actual results could differ materially from historical results or those anticipated by such statements. Factors that could have a material adverse effect on the Company’s operations and future prospects include, but are not limited to: desired business strategies, general economic conditions, interest rates, developments in local and national markets, and other matters, which, by their nature, are subject to significant uncertainties. These risks and uncertainties should be considered in evaluating the forward-looking statements contained herein, and readers are cautioned not to place undue reliance on such statements, which speak only as of the date this report is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(b)	Virginia Affiliated Transactions Statute.

Article 14 of Chapter 9 of Title 13.1 of the Virginia Stock Corporation Act (the “VSCA”) contains provisions governing Affiliated Transactions. “Affiliated Transactions” include: (i) any merger or share exchange with an interested stockholder; (ii) the transfer to any interested stockholder of corporate assets with a fair market value greater than 5% of the corporation’s consolidated net worth; (iii) the issuance to any interested stockholder of voting shares with a fair market value greater than 5% of the fair market value of all outstanding voting shares of the corporation; (iv) any reclassification of securities or corporate reorganization that will have the effect of increasing by 5% or more the percentage of the corporation’s outstanding voting shares held by any interested stockholder; and (v) any plan or proposal for dissolution of the corporation proposed by or on behalf of any interested stockholder. For purposes of the VSCA, an “Interested Stockholder” is defined as any beneficial owner of more than 10% of any class of the voting securities of a Virginia corporation.

Subject to certain exceptions discussed below, the provisions governing Affiliated Transactions require that, for three years following the date upon which any stockholder becomes an Interested Stockholder, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Stockholder. This prohibition is subject to the approval of the Affiliated Transaction by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than the shares beneficially owned by the Interested Stockholder, and by a majority (but not less than two) of the Disinterested Directors. A “Disinterested Director” means, with respect to a particular Interested Stockholder, a member of a corporation’s board of directors who (i) was a member before the later of January 1, 1988 and the date on which an Interested Stockholder became an Interested Stockholder or (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the board. At the expiration of the three-year period, these provisions require approval of Affiliated Transactions by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than those beneficially owned by the Interested Stockholder, or require either that the transaction be approved by a majority of the Disinterested Directors or that the transaction satisfy certain fair price requirements of the statute. In general, the fair price requirements provide that the stockholders must receive the highest per share price for their shares as was paid by the Interested Stockholder for his shares or the fair market value of their shares, whichever is higher. They also require that, during the three years preceding the announcement of the proposed Affiliated Transaction, all required dividends have been paid and no special financial accommodations have been accorded the Interested Stockholder unless approved by a majority of the Disinterested Directors.

None of the foregoing limitations and special voting requirements applies to an Affiliated Transaction with an Interested Stockholder whose acquisition of shares making such person an Interested Stockholder was approved by a majority of the corporation’s Disinterested Directors. The Board of Directors has not approved the acquisition of Shares by the Offerors. To the extent that the Offerors purchase 10% or more of the issued and outstanding Shares pursuant to the Offer, then the Offerors would become “Interested Stockholders” under the VSCA and subject to the restrictions on Affiliated Transactions described above.

Item 9.	Materials to Be Filed as Exhibits

Exhibit No.	Document
(a)(1)	Letter to Bank Building Corporation stockholders, dated November 30, 2007*
(a)(2)	Joint Press Release issued by Bank Building Corporation and Carter Bank & Trust on November 30, 2007
(e)(1)	Excerpts from Definitive Proxy Statement on Schedule 14A, dated November 15, 2007, filed by Bank Building Corporation with the SEC on November 16, 2007**

*	This letter will be mailed to the Company’s stockholders along with a copy of this Solicitation/Recommendation Statement on Schedule 14D-9.
**	Incorporated by reference provided in Item 3 hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

BANK BUILDING CORPORATION

By:	/s/ Worth Harris Carter, Jr.
Worth Harris Carter, Jr.
Chairman of the Board and President

Dated: November 30, 2007

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)	Letter to Bank Building Corporation stockholders, dated November 30, 2007*
(a)(2)	Joint Press Release issued by Bank Building Corporation and Carter Bank & Trust on November 30, 2007
(e)(1)	Excerpts from Definitive Proxy Statement on Schedule 14A, dated November 15, 2007, filed by Bank Building Corporation with the SEC on November 16, 2007**

*	This letter will be mailed to the Company’s stockholders along with a copy of this Solicitation/Recommendation Statement on Schedule 14D-9.
**	Incorporated by reference provided in Item 3 hereto.